Mail Stop 3561

December 28, 2006

Via U.S. Mail & Facsimile (212) 661-5350
Mr. William Solko
President and Chief Executive Officer
Northeast Auto Acceptance Corp.
2174 Hewlett Ave., Suite 206
Merrick, NY 11566

> **Re: Northeast Auto Acceptance Corp.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed December 8, 2006**
> **File No. 000-51997**

Dear Mr. Solko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus

General

1. We note that the blackline of your amendment 2 that you filed on EDGAR is not accurate. For example, the changes you made in the last paragraph on page 10 and in the fourth paragraph on page F-7 in response to comment 1 from our letter of October 6, 2006 are not marked. In addition, the changes you made in the first paragraph on page 4 in response to comment 3 are not marked. Please confirm that these are the only discrepancies in the blackline you filed or provide us with a list of other discrepancies.

Item 1. Description of Business, page 2

General

2. We note the answer you provided in your response letter to comment 12 from our letter of October 6, 2006. Please describe how you take advantage of seasonal pricing disparities in the business section, as well.

Established Relationships, page 7

3. Please revise to disclose the percentage of purchases from GMAC instead of "more than 10%."

Management Discussion and Analysis, page 13

4. We note the changes you made in response to comment 1 from our letter of October 6, 2006, but we reissue it in part. Please also modify the first paragraph on page 14 to reflect the fact that all your sales are in the Pacific Northwest.

Critical Accounting Policies and Estimates, page 14

5. We note from your response to comment 17 from our letter of October 6, 2006 that you have revised your disclosure of certain critical accounting policies and estimates. However, we believe that you should expand your discussion on inventory as a critical accounting policy and estimate to disclose how you assess the realizability of the inventory. Your discussion should include the following, as applicable:
   - Types of assumptions underlying the most significant and subjective estimates;
   - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
   - Circumstances that have resulted in revised assumptions in the past.

   Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Results of Operations

For the Three Months Ended September 30, 2006 and September 30, 2005, page 16

6. We note from your response to comment 18 from our letter of October 6, 2006 that your MD&A section has been revised to reflect our comment, however the requested changes do not appear to have been made. Your disclosures state that revenue increased in amount during the three month period ended September 30, 2006 as compared to the comparable period in 2005 and you have attributed the

increase to the continued growth of your business, an increase in the price of vehicles sold, and an overall increase in the number of vehicles sold. As previously requested, please revise your disclosure to quantify the amount of the increase in revenue that is attributable to each of the factors listed. Similarly, please quantify the amount of the increase in the factors attributable to the change in revenue in the nine month period ended September 30, 2006 as compared to the comparable period in 2005, for the year ended December 31, 2005 as compared to 2004, and for the year ended December 31, 2004 as compared to 2003.

Report of Independent Registered Public Accounting Firm, page F-1

7. We note from your response to comment 27 from our letter of October 6, 2006 that you have included the dual date on the report of the independent auditor to reference Note 15. Please note that AU Section 530 states that dual dates should be used on the report of the independent auditor when the financial statements are adjusted and disclosure of the event is included in the notes to the financial statements. Please revise Note 15 to include disclosure of the event that occurred subsequent to the audit which required an adjustment to accrued expenses, or alternatively, if no disclosure is made in the notes to the financial statements but the adjustment has been made, the date on the report of the independent auditor should reflect the last day of field work and should not be dual dated. See paragraph .03 of AU Section 530. Additionally, as previously requested, please tell us why you believe that as of the date of this filing all accrued expenses have been appropriately recognized.

Consolidated Financial Statements

8. We note from your response to comment 28 from our letter of October 6, 2006 that you removed the unaudited financial statements as of December 31, 2002 and 2001, however it appears these statements remain in your filing. As previously requested, please remove the unaudited financial statements as of December 31, 2002 and December 31, 2001 from the face of your audited financial statements as they are not required to be presented. Also, please remove the December 31, 2003 balance sheet as it is also not required. See Rules 3-01 and 3-02 of Regulation S-X.

Consolidated Statements of Changes in Stockholders' Equity, page F-4

9. We note from your response to comment 29 from our letter of October 6, 2006 that you removed December 31, 2002 and 2001 and the January 1, 2003 calculation has been revised. However, these changes do not appear to have been made in your filing. As previously requested, please explain to us in detail how the beginning retained earnings as of January 1, 2003 (which should be the earliest period presented on the statements of stockholders' equity) was

determined or calculated. Also, citing relevant accounting literature relied upon, please provide us detail as to how you calculated the common stock and treasury stock amounts presented as "common stock issued for reverse merger." We note your disclosure that the 17,000,000 shares were valued at an amount agreed upon with former Catadyne officers and the treasury stock was valued at the book value prior to the acquisition, but this information does not provide enough detail to understand why an amount was recorded for treasury shares or why it was appropriate to value the shares sold to a related party at an insignificant amount. Please note that because Catadyne was a non-operating shell corporation, the historical stockholders' equity of the accounting acquirer prior to the merger should be retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer (Catadyne's) and acquirer's stock with an offset to paid-in capital. Retained earnings (deficiency) of the acquirer are carried forward after the acquisition.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

10. We note from your response to comment 33 from our letter of October 6, 2006 that, on occasion, one of the company's vehicles has a title issue and the auction house sells the vehicle with the problem title. We also note from your revenue recognition accounting policy disclosures that the company recognizes revenue when title is transferred to the auction buyer or when the buyer assumes responsibility for ownership with a problem title, without recourse to the company. Please tell us in further detail the nature of the title issues or problems that the company experiences with respect to its vehicles. Also, please explain why you believe it is appropriate to recognize revenue with respect to vehicles with title issues, when the buyer assumes responsibility for ownership rather than when the title issues are resolved. In addition, please explain why you believe the purchasers of vehicles with title issues will not have any recourse to the company. We may have further comment upon receipt of your response.

Note 6. Notes and Loans Payable, page F-10

11. We note from your response to comment 36 from our letter of October 6, 2006 that the shares issued on September 15, 2004 were valued at the price that the company had sold shares in a Rule 504 offering. Please tell us the date of the Rule 504 offering and if the offering was in the quarter ended September 30, 2004, explain why the range of historical stock prices included in Item 9 on page 30 shows a low price of $.22 for that quarter. Also, as previously requested, please tell us and disclose in the notes to your financial statements the pertinent

       rights and privileges of the convertible debt. Also, explain in detail how you determined that there was no beneficial conversion feature associated with the debt. Your response should indicate when the debt was issued and what the trading price of your common stock was at the date the debt was issued. See Rule 5-02(22) of Regulation S-X.

Note 7. Acquisition, page F-13

12. We note from your response to comment 37 from our letter of October 6, 2006 that you have revised Note 7 to disclose the accounting treatment that was used for the acquisition, however we do note believe that your revised disclosure adequately addresses our comment. Please explain in the note how you have accounted for the transaction, including how you accounted for the beginning equity amount presented on the statement of stockholders' equity and how you accounted for the common stock issued for the reverse merger.

Note 8. Common Stock, page F-13

13. We note from your response to comment 39 from our letter of October 6, 2006 that the 228,000 shares issued during May 2005 were valued at the market price on the day the stock purchase agreements were signed. As previously requested, please tell us and <u>explain in the notes to your financial statements</u> how you valued the shares issued and/or the related consideration received in <u>each</u> transaction for the shares issued for consulting services in April through December 2004 and January 2005. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

14. We note from your response to comment 41 from our letter of October 6, 2006 that you agreed to issue the stock at $.50 per share, which was above the market price of the stock, however we are unclear as to why you do not believe a beneficial conversion feature could have existed at the time of issuance. In light of your disclosure that the initial conversion terms were $.50 per share and your disclosure on page 30 that the range of the market value of common stock during the quarter ended March 31, 2005 was between $.70 and $.93 per share, please analyze the original terms at the issuance of the convertible note for a beneficial conversion feature. Please note that the stock should be valued at the time the convertible note was issued, which appears to be February 17, 2005. If there is a beneficial conversion feature at the time of the note issuance, please revise your financial statements to account for this beneficial conversion feature. Refer to the guidance outlined in EITF 98-5 and EITF 00-27.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3454 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 661-5350
Paul Goodman, Esq.
Cyruli, Shanks & Zizmor, LLP